May 16, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen New Jersey Dividend Advantage Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-194142

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on March 28, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 26, 2014 (the “Registration Statement”) relating to the issuance of common shares and MuniFund Term Preferred Shares (“MTP Shares”) in connection with the proposed reorganizations of Nuveen New Jersey Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen New Jersey Premium Income Municipal Fund, Inc. (“Premium Income”) and Nuveen New Jersey Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and collectively with Investment Quality and Premium Income, the “Target Funds” or, each, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” or, collectively, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:    The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes in particular, that: (i) the organizational structure of the Registrant, a Massachusetts business trust, is the desired structure for the combined fund because most Nuveen funds are organized under this structure; and (ii) there are differences in the management fee schedule of the Funds and the Acquiring Fund fee structure will apply following the Reorganizations.

(2)	Comment: Please explain whether the Registrant expects to continue to employ multiple types of leverage (e.g., Variable Rate Demand Preferred Shares,

MTP Shares) following the Reorganizations or whether the Registrant plans on refinancing its leverage in connection with the Reorganizations.

Response:    As disclosed in the Joint Proxy Statement/Prospectus, the Reorganizations are structured so that preferred shareholders of each Target Fund will receive a new series of preferred shares of the Acquiring Fund with substantially the same characteristics as the shares held immediately prior to the Reorganizations. Accordingly, the Registrant will have multiple types of preferred shares outstanding following the closing. The Registrant does not intend to refinance its leverage solely in connection with the Reorganizations.

(3)	Comment: Please clarify the source of statements in the Q&A regarding the impact of the Reorganizations to identify the party (e.g., the Adviser, the Board) that made such determination or assessment regarding the expected impact of the Reorganizations.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: For the staff’s information, please explain why the Board focused on the combined fund’s total expenses per common share excluding the costs of leverage.

Response:    For the information of the staff, as disclosed in the Joint Proxy Statement/Prospectus, the Board considered a number of factors in evaluating the Reorganizations including the operating efficiencies expected to result from the Reorganizations and information regarding leverage. For the purpose of evaluating operating efficiency (i.e., economies of scale resulting from the combined fund), the Board considered the combined fund’s operating expenses excluding the costs of leverage because such figure is a more accurate representation of operating expenses efficiencies. In addition, the leverage expenses set forth in the Comparative Fee Table do not take into account returns generated from leverage.

(5)	Comment: For the staff’s information, please state whether, and, if so, why, the Acquiring Fund, Investment Quality and Premium Income will file a separate Proxy Statement under Schedule 14A, rather than Form N-14, with respect to each Fund’s holders of Variable Rate Demand Preferred Shares (“VRDP Shares”).

Response:    In connection with the Reorganizations, preferred shareholders of Investment Quality and Premium Income will receive VRDP Shares. VRDP Shares are designed and marketed as an institutional product, and were initially sold to investors in private placement transactions pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”). VRDP Shares are eligible for resale pursuant to Rule 144A. Because VRDP Shares are not designed for retail investors, it is desirable to issue such shares in an exempt transaction in connection with the Reorganizations.

In light of the foregoing, and following discussions with the staff from both the Division of Investment Management and the Division of Corporation Finance in connection with prior similarly structured transactions, the Funds determined to file a proxy statement for VRDP holders on Schedule 14A, rather than as part of the combined proxy statement/prospectus filed on Form N-14, because the VRDP Shares will not be registered under the 1933 Act.

(6)	Comment: In the section of the Joint Proxy Statement/Prospectus, “Reasons for the Reorganizations,” please modify the disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Reorganizations.

Response:    The Registrant has revised the disclosure to some extent in response to the staff’s comment, in a manner consistent with the Board record. The Registrant respectfully notes that the form does not require disclosure of the factors considered.

(7)	Comment: The staff notes that the complex-level advisory management fee disclosed in the section of the Joint Proxy Statement/Prospectus, “Comparison of the Acquiring Fund and each Target Fund,” is shown as of November 30, 2013. Please explain why the fee is not shown as of a fiscal period end for the Fund or otherwise revise the fee and date, as necessary.

Response:    The Registrant has revised the disclosure to reflect the most recent fiscal period end for which financial statements are available (October 31, 2013).

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND (NXJ)

NUVEEN NEW JERSEY INVESTMENT QUALITY MUNICIPAL FUND, INC. (NQJ)

NUVEEN NEW JERSEY PREMIUM INCOME MUNICIPAL FUND, INC. (NNJ)

AND

NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND 2 (NUJ)

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen New Jersey Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen New Jersey Premium Income Municipal Fund, Inc. (“Premium Income”) and Nuveen New Jersey Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and collectively with Investment Quality and Premium Income, the “Target Funds” or each individually, a “Target Fund”) and New Jersey Dividend Advantage Municipal Fund (“Dividend Advantage” or the “Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. The Acquiring Fund and Dividend Advantage 2 are organized as Massachusetts business trusts. Investment Quality and Premium Income are organized as Minnesota corporations. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund and is responsible for each Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into sub-advisory agreements with Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment adviser and wholly-owned subsidiary of the Adviser, under which the Sub-Adviser manages the investment portfolios of the Funds. Paul L. Brennan, CFA, CPA, Senior Vice President of the Sub-Adviser, acts as portfolio manager for each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganizations would result in the potential for lower total expenses per common share (excluding the costs of leverage) as the combined fund’s size results in a lower effective management fee rate based on managed assets from the availability of lower breakpoints in the applicable fee schedule and allows greater economies of scale as fixed operating expenses

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

can be spread over a larger asset base. Although the anticipated total annual operating expenses per common share of the combined fund (including the costs of leverage are expected to be higher for shareholders of Investment Quality and the same for shareholders of Premium Income (in each case, as shareholders of the combined fund following the reorganizations) due to differences in the costs and types of leverage currently employed by each Fund, the Adviser believes that the greater asset size of the combined fund may provide greater flexibility in managing the structure and costs of leverage over time. In addition, the fund-level management fee schedule for the Acquiring Fund is lower than the fee schedule in effect for Premium Income and Investment Quality for managed asset levels between $2 billion and $5 billion[1] (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion and above $5 billion). The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Funds have similar investment objectives, policies and restrictions. While there are certain immaterial wording differences among the Funds’ investment objectives, each Fund emphasizes: (i) investment in tax-exempt municipal securities providing current income exempt from regular federal and New Jersey income taxes; and (ii) the enhancement of portfolio value relative to the municipal bond market through investment in municipal securities that, in the opinion of the Adviser, are underrated or undervalued or that represent municipal markets or municipal market sectors that are undervalued. Each Fund also emphasizes investments in investment grade municipal securities. Each Fund is a closed-end management investment company that, with respect to the Acquiring Fund, Investment Quality and Premium Income, is diversified, and with respect to Dividend Advantage 2, is non-diversified. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

[1]	For the fund-level management fee, managed assets include closed-end fund assets managed by the Adviser that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by the Adviser as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances.

Portfolio Composition	Because the combined fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of March 31, 2014, the Acquiring Fund had approximately $143.4 million in total managed assets. As of the same date, Investment Quality, Premium Income and Dividend Advantage had approximately $448.8, $271.9 and $101.3 in total managed assets, respectively. Assuming all of the reorganizations occur, the Acquiring Fund is expected to have approximately $965 million in managed assets.

In terms of the structure of the transaction, upon the closing of the reorganizations, each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Funds will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the respective Target Fund held immediately prior to the reorganizations (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares. Holders of preferred shares of each Target Fund will receive, on a one-for-one basis, newly issued preferred shares of the Acquiring Fund having substantially identical terms, as of the closing of the reorganizations, as the preferred shares of the Target Fund exchanged therefor.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the surviving fund will more closely resemble the Acquiring Fund. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

*        *        *        *        *

May 16, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen New Jersey Dividend Advantage Municipal Fund (the “Registrant”)
Registration Statement on Form N-14 8C
File Number: 333-194142

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on March 28, 2014 with respect to the Registration Statement on Form N-14 8C under the Securities Act of 1933, as amended, filed with the Commission on February 26, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen New Jersey Dividend Advantage Municipal Fund

By:  /s/ Kevin J. McCarthy

Name:    Kevin J. McCarthy

Title:      Vice President and Secretary